wizzard                  5001 Baum Blvd.               412.621.0902 tel
                         Suite 770                     412.621.2625 fax
                         Pittsburgh, PA 15213          www.wizzardsoftware.com






August 18, 2005


Maryse Mills-Apenteng
Securities and Exchange Commission
via facsimile 202-772-9210


Re: Wizzard Software Corporation Post Effective Amendment #4 to our SB-2 Registration Statement
          File No. 333-114791
          Pre Effective Amendment #4 to our SB-2 Registration Statement File No. 333-123715

Dear Ms. Mills-Apenteng:

          The Company respectfully requests acceleration of effectiveness of the above referenced registration statements to 5:00 p.m. EDT on August 22, 2005.

                                   Very sincerely yours,

                                   /s/Christopher J. Spencer

                                   Christopher J. Spencer
                                   Chief Executive Officer